                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)/1/

                       ECHOSTAR COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   282-762-109
                                 (CUSIP Number)

                             Arthur M. Siskind, Esq.
                          The News Corporation Limited
                          c/o News America Incorporated
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 852-7000


                                 with copies to:

                              Stephen H. Kay, Esq.
                   Squadron Ellenoff Plesent & Sheinfeld, LLP
                                551 Fifth Avenue
                            New York, New York 10176
                                 (212) 661-6500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 11, 2001
             (Date of event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

-------- -----------------------------------------------------------------------------------------------------------
1        Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         The News Corporation Limited

-------- -----------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (a)  |_|    (b)  |_|

-------- -----------------------------------------------------------------------------------------------------------
3        SEC Use Only

-------- -----------------------------------------------------------------------------------------------------------
4        Source of Funds

         OO

-------- -----------------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)  |_|
-------- -----------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         South Australia, Australia

---------------------------------------- ----- ---------------------------------------------------------------------
Number of Shares Beneficially            7     Sole Voting Power
Owned by Each Reporting                        13,521,160
Person with
---------------------------------------- ----- ---------------------------------------------------------------------
                                         8     Shared Voting Power

                                               -0-
---------------------------------------- ----- ---------------------------------------------------------------------
                                         9     Sole Dispositive Power

                                               13,521,160
---------------------------------------- ----- ---------------------------------------------------------------------
                                         10    Shared Dispositive Power

                                               -0-
-------- -----------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         13,521,160

-------- -----------------------------------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
-------- -----------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         5.6%/1/

-------- -----------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

         CO
-------- -----------------------------------------------------------------------------------------------------------


----------
/1/ Based on 240,770,601 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock") of EchoStar Communications Corporation ("EchoStar") outstanding as of October 19, 2001 as reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended September 30, 2001 (the "Form 10-Q"). Considering the 13,521,160 shares of Class A Common Stock held by News America Incorporated ("NAI"), together with the 8,203,760 shares of Class A Common Stock held by MCI Telecommunications Corporation ("MCI"), the percentage of the Class A Common Stock that the Reporting Persons (as defined herein) may be deemed to have beneficial ownership would be approximately 9%. As reported in the Form 10-Q, there were outstanding 238,435,208 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock") of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 2.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately .52% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

-------- -----------------------------------------------------------------------------------------------------------
1        Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
         News America Incorporated/13-3249610
-------- -----------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (a)  |_|    (b)  |_|
-------- -----------------------------------------------------------------------------------------------------------
3        SEC Use Only

-------- -----------------------------------------------------------------------------------------------------------
4        Source of Funds

         OO

-------- -----------------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)   |_|
-------- -----------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware, U.S.A.

---------------------------------------- ----- ---------------------------------------------------------------------
Number of Shares Beneficially            7     Sole Voting Power
Owned by Each Reporting Person with            13,521,160
---------------------------------------- ----- ---------------------------------------------------------------------
                                         8     Shared Voting Power

                                               -0-
---------------------------------------- ----- ---------------------------------------------------------------------
                                         9     Sole Dispositive Power

                                               13,521,160
---------------------------------------- ----- ---------------------------------------------------------------------
                                         10    Shared Dispositive Power

                                                -0-
-------- -----------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         13,521,160

-------- -----------------------------------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|

-------- -----------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         5.6%/2/

-------- -----------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

         CO
-------- -----------------------------------------------------------------------------------------------------------

----------
/2/ Based on 240,770,601 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock") of EchoStar Communications Corporation ("EchoStar") outstanding as of October 19, 2001 as reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended September 30, 2001 (the "Form 10-Q"). Considering the 13,521,160 shares of Class A Common Stock held by News America Incorporated ("NAI"), together with the 8,203,760 shares of Class A Common Stock held by MCI Telecommunications Corporation ("MCI"), the percentage of the Class A Common Stock that the Reporting Persons (as defined herein) may be deemed to have beneficial ownership would be approximately 9%. As reported in the Form 10-Q, there were outstanding 238,435,208 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock") of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 2.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately .52% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

-------- -----------------------------------------------------------------------------------------------------------
1        Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
         K. Rupert Murdoch

-------- -----------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (a)  |_|    (b)  |_|

-------- -----------------------------------------------------------------------------------------------------------
3        SEC Use Only

-------- -----------------------------------------------------------------------------------------------------------
4        Source of Funds

         OO

-------- -----------------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)   |_|

-------- -----------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         United States

---------------------------------------- ----- ---------------------------------------------------------------------
Number of Shares Beneficially Owned by   7     Sole Voting Power
Each Reporting Person with                     13,521,160
---------------------------------------- ----- ---------------------------------------------------------------------
                                         8     Shared Voting Power

                                               -0-
---------------------------------------- ----- ---------------------------------------------------------------------
                                         9     Sole Dispositive Power

                                               13,521,160
---------------------------------------- ----- ---------------------------------------------------------------------
                                         10    Shared Dispositive Power

                                               -0-
-------- -----------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         13,521,160

-------- -----------------------------------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|

-------- -----------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         5.6%/3/

-------- -----------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

         IN

-------- -----------------------------------------------------------------------------------------------------------

----------
/3/ Based on 240,770,601 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock") of EchoStar Communications Corporation ("EchoStar") outstanding as of October 19, 2001 as reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended September 30, 2001 (the "Form 10-Q"). Considering the 13,521,160 shares of Class A Common Stock held by News America Incorporated ("NAI"), together with the 8,203,760 shares of Class A Common Stock held by MCI Telecommunications Corporation ("MCI"), the percentage of the Class A Common Stock that the Reporting Persons (as defined herein) may be deemed to have beneficial ownership would be approximately 9%. As reported in the Form 10-Q, there were outstanding 238,435,208 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock") of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 2.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately .52% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                       ECHOSTAR COMMUNICATIONS CORPORATION

                             Introductory Statement
                             ----------------------

     This Amendment No. 5 (this "Amendment") to the Statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of EchoStar Communications Corporation, a Nevada corporation ("EchoStar"). This Amendment amends and supplements (i) the Statement originally filed with the Securities and Exchange Commission (the "SEC") by the "Reporting Persons" (as defined herein) on December 10, 1998, (ii) Amendment No. 1 to the Statement ("Amendment No. 1") filed by the Reporting Persons on July 1, 1999, (iii) Amendment No. 2 to the Statement ("Amendment No. 2") filed by Reporting Persons on December 10, 1999, (iv) Amendment No. 3 to the Statement ("Amendment No. 3") filed by Reporting Persons on September 14, 2000 and (v) Amendment No. 4 to the Statement ("Amendment No. 4") filed by the Reporting Persons on September 7, 2001.

     On June 24, 1999, The News Corporation Limited ("News Corporation"), MCI Telecommunications Corporation ("MCI"), American Sky Broadcasting, LLC ("ASkyB") and EchoStar consummated the transactions previously described in the Statement. On such date, pursuant to (i) the Purchase Agreement, dated as of November 30, 1998, among ASkyB, News Corp, MCI and EchoStar (the "Purchase Agreement") and
(ii) the letter agreement, dated November 30, 1998, among Charles W. Ergen, EchoStar, ASkyB, News Corporation and MCI (the "Letter Agreement" and collectively with the Purchase Agreement, the "Acquisition Agreements"), News America Incorporated ("NAI"), a wholly-owned subsidiary of News Corporation, acquired an aggregate of 6,891,096 shares of EchoStar's Class A

     Common Stock (27,564,384 shares of Class A Common Stock after subsequent stock splits, made effective on July 1, 1999 and October 18, 1999).

     On December 8, 1999, pursuant to an Underwriting Agreement, dated December 2, 1999, between EchoStar, NAI, MCI Worldcom Network Services, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, Allen & Company Incorporated, Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting severally on behalf of themselves and the several underwriters named therein (the "Underwriters") (the "Underwriting Agreement"), the Reporting Persons sold 11,053,800 shares of Class A Common Stock at $71.00 per share, less an underwriter's commission of $1.9525 per share and offering expenses of $222,658.48, yielding aggregate net proceeds of $763,014,597.10. In conjunction with the closing, NAI paid approximately $54,311,000 to EchoStar for amounts due under the Satellite Contracts (as defined in the Purchase Agreement). After such sale, NAI was the direct beneficial owner of 16,510,584 shares of Class A Common Stock (33,021,168 Shares of Class A Common Stock after a subsequent stock split, made effective on March 22, 2000).

     On September 6, 2000, the Reporting Persons sold 7,000,000 shares of Class A Common Stock at $49.00 per share in the open market.

     On August 30, 2001, the Reporting Persons sold 8,000,000 shares of Class A Common Stock at $28.00 per share in the open market.

     During the period beginning September 24, 2001 and ending October 11, 2001, the Reporting Persons sold an aggregate of 2,660,000 shares of Class A Common Stock at prices ranging between $23 and $25 per share in the open market. In addition, during the period beginning October 12, 2001 and ending October 18, 2001, the Reporting Persons sold an aggregate of 1,840,000 shares of Class A Common Stock at prices ranging between $25 and $27 per share in the open market.

     The descriptions of, and references to, the Acquisition Agreements, the Underwriting Agreement and other agreements and documents filed as Exhibits to this Statement are qualified in their entirety by reference to the complete texts of such agreements and documents.

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended and restated to read in its entirety as follows:

     EchoStar, News Corporation, ASkyB and MCI entered into the Purchase Agreement with respect to the acquisition of 30,000,000 shares of Class A Common Stock, subject to adjustment./4/ Pursuant to the Purchase Agreement, NAI acquired 6,891,096 shares of Class A Common Stock (27,564,384 shares of Class A Common Stock after subsequent stock splits, made effective on July 1, 1999 and October 18, 1999) (the "ASkyB Shares")/5/, and MCI acquired 1,712,020 shares of Class A Common Stock (6,848,080 shares of Class A Common Stock after subsequent stock splits, made effective on July 1, 1999 and October 18, 1999) (the "MCI Shares," and together with the ASkyB Shares, the "Shares"). On December 8, 1999, pursuant to the Underwriting Agreement, the Reporting Persons sold 11,053,800 shares of Class A Common Stock at $71.00 per share, less an underwriter's commission of $1.9525 per share and offering expenses of $222,658.48, yielding aggregate net proceeds of $763,014,597.10. In conjunction with the closing, NAI paid approximately $54,311,000 to EchoStar for amounts due under the Satellite Contracts (as defined in the Purchase Agreement).

     On September 6, 2000, the Reporting Persons sold 7,000,000 shares of Class A Common Stock at $49.00 per share in the open market.

     On August 30, 2001, the Reporting Persons sold 8,000,000 shares of Class A Common Stock at $28.00 per share in the open market.

     During the period beginning September 24, 2001 and ending October 11, 2001, the Reporting Persons sold an aggregate of 2,660,000 shares of Class A Common Stock at prices ranging between $23 and $25 per share in the open market. In addition, during the period beginning October 12, 2001 and ending October 18, 2001, the Reporting Persons sold an aggregate of 1,840,000 shares of Class A Common Stock at prices ranging between $25 and $27 per share in the open market.

----------
/4/ The amount Class A Common Stock actually issued was reduced to 8,603,116 shares pursuant to Section 2(a)(ii) of the Purchase Agreement.

/5/ Pursuant to Section 2(a)(i)(A) of the Purchase Agreement, ASkyB designated NAI to acquire the ASkyB Shares.

     The Reporting Persons acquired beneficial ownership of the securities for the purpose of investment. Subject to the Acquisition Agreements and the other agreements referenced in Item 6, the Reporting Persons intend to continuously review their investment in EchoStar, and may in the future determine to (i) acquire additional securities of EchoStar, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of EchoStar owned by them or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4 or (iv) otherwise change their investment intent. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, EchoStar's financial condition, business, operations and prospects, other developments concerning EchoStar and the satellite business generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of EchoStar. See Item 6.

     Other than as described herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of EchoStar or the disposition of securities of EchoStar; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving EchoStar or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of EchoStar or any of its subsidiaries; (d) any change in the Board of Directors or management of EchoStar, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of EchoStar; (e) any material change in the present capitalization or dividend policy of EchoStar; (f) any other material change in EchoStar's business or corporate structure; (g) changes in EchoStar's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of EchoStar by any person; (h) a class of securities of EchoStar being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of EchoStar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated to read in its entirety as follows:

     On June 24, 1999, by virtue of the consummation of the transactions contemplated by the Purchase Agreement, NAI became the direct beneficial owner of 6,891,096 shares of Class A Common Stock (27,564,384 shares of Class A Common Stock after subsequent stock splits, made effective on July 1, 1999 and October 18, 1999). On December 8, 1999, pursuant to the Underwriting Agreement, NAI sold 11,053,800 shares of the Class A Common Stock at $71.00 per share. After such sale, NAI was the direct beneficial owner of 16,510,584 shares of Class A Common Stock (33,021,168 Share of Class A Common Stock after a subsequent stock split, made effective on March 22, 2000). On September 6, 2000, NAI sold 7,000,000 shares of Class A Common Stock at $49.00 per share in the open market. After such sale, NAI was the direct beneficial owner of 26,021,168 shares of Class A Common Stock. On August 30, 2001 NAI sold 8,000,000 shares of Class A Common Stock at $28.00 per share in the open market. After such sale, NAI was the direct beneficial owner of 18,021,168 shares of Class A Common Stock. During the period beginning September 24, 2001 and ending October 11, 2001, the Reporting Persons sold an aggregate of 2,660,000 shares of Class A Common Stock at prices ranging between $23 and $25 per share in the open market. In addition, during the period beginning October 12, 2001 and ending October 18, 2001, the Reporting Persons sold an aggregate of 1,840,000 shares of Class A Common Stock at prices ranging between $25 and $27 per share in the open market. After such sales, NAI was the direct beneficial owner of 13,521,160 shares of Class A Common Stock. Each of News Corporation and K. Rupert Murdoch may be deemed to be indirect beneficial owners of such shares. Based upon the number of shares of Class A Common Stock and Class B Common Stock reflected as outstanding as of October 19, 2001 in EchoStar's Quarterly Report on Form 10-Q for the period ended September 30, 2001 (the "Form 10-Q"), the shares of EchoStar's securities beneficially owned by the Reporting Persons represent approximately 5.6% of the Class A Common Stock (approximately 2.8% assuming the conversion of the Class B Common Stock into Class A Common Stock) and approximately .52% of the combined voting power of the Class A Common Stock and the Class B Common Stock. The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held, and the holders of Class B Common Stock are entitled to ten votes for each share of the Class B Common Stock held.

     To the Reporting Persons' knowledge, MCI is the direct beneficial owner of 4,101,880 shares of Class A Common Stock (8,203,760 shares of Class A Common Stock after a subsequent stock split, made effective March 22, 2000). Based upon the number of shares of Class A Common Stock and Class B Common Stock reflected as outstanding as of October 19, 2001 in the Form 10-Q, the shares of EchoStar's securities beneficially owned by MCI represent approximately 3.4% of the Class A Common Stock (approximately 1.7% assuming the conversion of the Class B Common Stock into Class A Common Stock) and approximately 0.3% of the combined voting power of the Class A Common Stock and the Class B Common Stock.

     Subject to the Letter Agreement, the Reporting Persons have the sole power to vote the ASkyB Shares. See Item 6.

     Except as described above, no transactions were effected by the Reporting Persons in the Class A Common Stock during the 60 days preceding the date hereof.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: October 29, 2001
                                          THE NEWS CORPORATION LIMITED

                                          By:  /s/ Arthur M. Siskind
                                             ---------------------------------
                                             Name: Arthur M. Siskind
                                             Title: Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:  October 29, 2001
                                     NEWS AMERICA INCORPORATED

                                     By:    /s/ Arthur M. Siskind
                                        -------------------------------------
                                        Name: Arthur M. Siskind
                                        Title: Senior Executive Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:  October 29, 2001

                                                                           *
                                            --------------------------------
                                            K. Rupert Murdoch

* By: /s/ Arthur M. Siskind
      Arthur M. Siskind
      Attorney-in-Fact

Schedule 1 is hereby amended and restated to read in its entirety as follows:

                                                                      Schedule 1
                                                                      ----------

 Directors, Executive Officers and Controlling Persons of the Reporting Persons

                                                                                           Principal Business or
                                                                                        Organization in Which Such
                                                                                               Employment is
       Name                             Principal Occupation and Business Address                Conducted
       ----                             -----------------------------------------                ---------
K. Rupert Murdoch                  Chairman and Chief Executive of News Corporation;         News Corporation
                                   Director, Chairman and Chief Executive of News
                                   Publishing Australia Limited ("NPAL"); Director of
                                   News International, plc; Director of News Limited;
                                   Director of News America Incorporated ("NAI");
                                   Chairman of Sky Global Networks, Inc. ("SGN");
                                   Director of Satellite Television Asian Region
                                   Limited ("STAR TV"); Chairman of British Sky
                                   Broadcasting Group plc ("BSkyB"); Chairman and
                                   Chief Executive Officer of Fox Entertainment
                                   Group, Inc. ("FEG"); Director of Fox Family
                                   Worldwide, Inc. ("FFW"); Director of Philip Morris
                                   Companies Inc. ("Philip Morris"); Director of
                                   China Netcom Corporation (Hong Kong) Limited;
                                   Director of Gemstar-TV Guide International, Inc.
                                   ("Gemstar").
                                   1211 Avenue of the Americas
                                   New York, New York 10036

Geoffrey C. Bible                  Non Executive Director of News Corporation;                 Philip Morris
                                   Chairman and Chief Executive Officer of Philip
                                   Morris; Director of New York Stock Exchange, Inc.
                                   120 Park Avenue
                                   New York, New York 10017

Chase Carey                        Executive Director of News Corporation; Director,         News Corporation
                                   President and Chief Operating Officer of  NAI;
                                   Director and Co-Chief Operating Officer of FEG;
                                   President and Chief Executive Officer of SGN;
                                   Director of STAR TV; Director of NDS Group plc
                                   ("NDS"); Director of FFW; Director of Gemstar;
                                   Director of Gateway, Inc.; Director of  Colgate
                                   University.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

                                                                                           Principal Business or
                                                                                        Organization in Which Such
                                                                                               Employment is
       Name                             Principal Occupation and Business Address                Conducted
       ----                             -----------------------------------------                ---------
Peter Chernin                      Executive Director, President and Chief Operating         News Corporation
                                   Officer of News Corporation; Director, President
                                   and Chief Operating Officer of NPAL; Director,
                                   Chairman and Chief Executive Officer of NAI ;
                                   Director, President and Chief Operating Officer of
                                   FEG; Director of SGN; Director of Tickets.com,
                                   Inc.; Director of E*TRADE Group, Inc.
                                   10201 West Pico Boulevard
                                   Los Angeles, CA 90035

Kenneth E. Cowley/1/               Non Executive Director of News Corporation;            Independent Newspapers
                                   Chairman of Independent Newspapers Limited
                                   ("Independent Newspapers"); Chairman of RM
                                   Williams Holdings Limited.
                                   2 Holt Street
                                   Sydney, New South Wales 2010
                                   Australia

David F. DeVoe                     Executive Director, Senior Executive Vice                 News Corporation
                                   President and Chief Financial Officer and Finance
                                   Director of News Corporation; Director, Senior
                                   Executive Vice President and Chief Financial
                                   Officer of NPAL: Director and Senior Executive
                                   Vice President of NAI; Director, Senior Executive
                                   Vice President and Chief Financial Officer of FEG;
                                   Director of STAR TV; Director of BSkyB; Director
                                   and Acting Chief Financial Officer of SGN;
                                   Director of NDS.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

Roderick I. Eddington/2/           Non Executive Director of News Corporation; Chief          British Airways
                                   Executive of British Airways plc ("British
                                   Airways").
                                   c/o 2 Holt Street
                                   Sydney, New South Wales 2010
                                   Australia

----------
1    Citizen of Australia.

2    Citizen of Australia.

                                                                                           Principal Business or
                                                                                        Organization in Which Such
                                                                                               Employment is
       Name                             Principal Occupation and Business Address                Conducted
       ----                             -----------------------------------------                ---------
Aatos Erkko/3/                     Non Executive Director of News                                Sanoma
                                   Corporation; Member of the Board of
                                   Sanoma WSOY Corporation ("Sanoma"), a
                                   privately owned media company in Finland.

                                   P.O. Box 144
                                   FIN-00101 Helsinki, Finland

Graham Kraehe/4/                   Non Executive Director of News Corporation.               News Corporation
                                   c/o Level 20
                                   News Corporation
                                   101 Collins Street
                                   Melbourne Vic 3000
                                   Australia

Andrew S.B. Knight/4/              Non Executive Director of News Corporation.               News Corporation
                                   c/o News International plc
                                   1 Virginia Street
                                   London E1 9BN England

Lachlan K. Murdoch                 Executive Director, Senior Executive Vice                 News Corporation
                                   President and Deputy Chief Operating Officer of
                                   News Corporation; Senior Vice President and
                                   Co-Chief Operating Officer of NPAL; Chairman of
                                   Queensland Press Limited; Chairman and Chief
                                   Executive of News Limited; Director of SGN; Deputy
                                   Chairman of STAR TV; Director of Beijing PDN
                                   Xinren Information Technology Company Ltd;
                                   Director of FOXTEL Management Pty Ltd.; Director
                                   of Gemstar.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

----------
3    Citizen of Finland.

4    Citizen of Australia.

5    Citizen of United Kingdom

                                                                                           Principal Business or
                                                                                        Organization in Which Such
                                                                                               Employment is
       Name                             Principal Occupation and Business Address                Conducted
       ----                             -----------------------------------------                ---------
James R. Murdoch                   Executive Vice President of News Corporation;                  STAR TV
                                   Chairman and Chief Executive Officer of Star TV;
                                   Director of SGN; Director of NDS; Director of
                                   YankeeNets L.L.C.; Chairman of Rawkus
                                   Entertainment LLP.
                                   8th Floor, One Harbourfront
                                   18 Tak Fung Street
                                   Hunghom, Kowloon, Hong Kong

Thomas J. Perkins                  Non Executive Director of News Corporation; Senior         Kleiner Perkins
                                   Partner at Kleiner Perkins Caufield & Byers
                                   ("Kleiner Perkins"); Director of Compaq Computer
                                   Corporation.
                                   4 Embarcadero Center
                                   Suite 3520
                                   San Francisco, CA 94111

Bert C. Roberts, Jr.               Non Executive Director of News Corporation;                      MCI
                                   Chairman of MCI Worldcom, Inc. ("MCI").
                                   1801 Pennsylvania Avenue, N.W.
                                   Washington, D.C. 20006

Stanley S. Shuman                  Non Executive Director of News Corporation;                 Allen & Company
                                   Executive Vice President and Managing Director of
                                   Allen & Company Incorporated ("Allen & Company");
                                   Director of NAI; Director of Bayou Steel
                                   Corporation; Director of Six Flags, Inc.; Director
                                   of Western Multiplex Corporation.
                                   711 Fifth Avenue
                                   New York, New York 10176

                                                                                           Principal Business or
                                                                                        Organization in Which Such
                                                                                               Employment is
       Name                             Principal Occupation and Business Address                Conducted
       ----                             -----------------------------------------                ---------
Arthur M. Siskind                  Executive Director, Senior Executive Vice                   News Corporation
                                   President and Group General Counsel of News
                                   Corporation; Director, Senior Executive Vice
                                   President and General Counsel of NPAL; Director of
                                   BSkyB; Director and Senior Executive Vice
                                   President of NAI; Director, Senior Executive Vice
                                   President and General Counsel of FEG; Director of
                                   STAR TV; Director and Senior Executive Vice
                                   President of SGN; Director of NDS.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

                                       -18-